UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November, 2017

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑____

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements, File Nos. 333-192720, 333-207933 and 333-215983, and the Registrant's Form F-3 Registration Statement, as amended, File No. 333-214816.

In accordance with the Notice and Proxy Statement for the 2017 Annual General Meeting of Shareholders to be held on November 30, 2017 (the “Meeting”), which was filed by the Company on October 26, 2017, the Company updates that Brosh Capital Partners (“Brosh”), one of the Company’s shareholders, proposed a list of potential nominees to the Company’s Board of Directors, in addition to the nominees initially proposed by the Company’s Board of Directors. The Company is studying Brosh’s proposal and the Company and Brosh are currently in discussions relating to Brosh’s proposal. The Company may update its agenda for the Meeting by November 9, 2017, based on the outcome of the said discussions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 6, 2017	KAMADA LTD.
By: /s/ Gil Efron
Gil Efron Deputy Chief Executive Officer and Chief Financial Officer